Mail Stop 0305

November 26, 2004


Gary L. Ferguson
Vice President and
Chief Financial Officer
650 Poydras Street
New Orleans, Louisiana 70130

Re:  	International Shipholding Corporation
Form S-1 filed November 2, 2004
File No. 333-120161

Dear Mr. Ferguson:

We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Industry and Other Information, page ii

1. Revise to clarify that you believe the industrial data is correct and that you use it.

About the Company, page 1

2. Consider revising to disclose the percentage each segment contributed to revenues and net income during the most recent audited period.

3. As currently written, the summary does not suggest how it happened that you lost money in two of the most recent audited periods. Please revise to clarify.

4. Delete the adjective "major" to describe unnamed customers. If the contracts are material to your business, file them as exhibits.

Liner Services, page 1

5. We do not understand why you do not know the exact number of vessels you operate in your liner services and why you are reduced to saying "one or more." Either use the exact number or supplementally tell us why there is no exact number.

Competitive Strengths, page 2

6. We suggest deleting the adjective "successful" in describing your mix of contracts unless you clarify that you believe success is shown by having losses in two of the last three years.

Stable Cash Flow, page 3

7. Please disclose here your cash flow from operations for each of the last three years so that investors can judge what you mean by stable cash flow.

Longstanding Customer Relationships, page 3

8. To help investors gauge the importance of these relationships to your results, please disclose in parenthesis the percentage each contributes to your total revenues.

Change in Control, page 6

9. Revise this section to clarify in bold in the first paragraph that there is no mandatory change of control premium. Instead, you are offering the possibility of an elective one in the event that a new owner wants to pay one. Make parallel disclosures on page 8 and elsewhere as appropriate.

Summary Historical Financial and Operating Data, page 10

Other Financial Data, page 10

10. Please include amounts for "Cash Flow from Investing" and "Cash Flow from Financing" as presented on your consolidated statements of cash flows to balance the presentation. Make conforming revisions to "Selected Historical Financial and Operating Data."

11. Please expand your disclosure here and elsewhere in the filing as appropriate to explain why you believe the presentation of "EBITDA" provides useful information to investors of preferred stock and, to the extent material, add a statement disclosing the purposes, if any, for which you use this financial measure.

12. Further, if you believe the agreements and covenants therein related to "EBITDA" are material to an understanding of your financial condition and/or liquidity, please include in MD&A a disclosure of this measure as calculated by the related financial debt covenants. Your disclosure should include the materiality of the credit agreement and the covenant, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or noncompliance with the covenant on your financial condition and liquidity. Refer to Question 10 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" included on the
Commission`s website at www.sec.gov.   Otherwise, discussion of
"EBITDA" for other purposes would not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K.

13. If you continue to present "EBITDA" in your filing, it appears that the reconciling item "Extraordinary Item" in footnote 3 on page 12 for the years ended 2002 and 2001 is not consistent with your financial statements for those years. Please explain to us what the extraordinary item relates to.

14. Please revise to reconcile the capital expenditures presented here to the total amount for capital expenditures contained on your consolidated statements of cash flows.

15. Please expand footnote 4 to provide a table that details the computation of this ratio, as not all of the amounts for this computation are readily available or apparent. Please make conforming revisions to "Selected Historical Financial and Operating Data."

We are subject to price fluctuations risks with respect to the fuel we consume, page 15

16. Please revise heading so that it names the risk you are trying to describe, which appears to be that the current high price of fuel may adversely affect you if it stays the same or goes higher.

We are subject to risks associated with operating internationally, page 16

17. We note that you list potential acts under the Foreign Corrupt Practices Act as being a risk beyond your control. Please supplementally explain why this risk is beyond your control and consequently why it is a risk at all. We may have further comment upon seeing your response.

Our rail-ferry service has been unprofitable to date, page 17

18. Please disclose the relevant numbers here.

Older vessels have higher operating costs...page 18

19. We note your disclosure on page 18 that it is likely that the operating costs of your older vessels will increase. In order to better appreciate the impact of this likely increase, consider providing a brief outline or a chart indicating of the age of your vessels.


Use of Proceeds, page 25

20. Please specify the approximate amount of the net proceeds of this offering that are intended to be used for each principal purpose.
Please refer to Item 504 of Regulation S-K.

Capitalization, page 27

21. It is not necessary to show cash, and cash equivalents in the capitalization table. However, if shown, please revise to exclude restricted amounts.

Selected Historical Financial and Operating Data, page 28

22. Please include "Cash dividends declared per common share," in accordance with instruction 2 to Item 301 of Regulation S-K.

23. Please provide pro forma net income and per share information for the most recent interim period and fiscal year giving effect to the anticipated dividends on the preferred stock.

Management`s Discussion and Analysis, page 31

Results of Operations-Six months Ended June 30, 2004

Gross Voyage Profit, page 33

24. In addition to citing the cause of a variance, please disclose "why" such cause arose, and what you believe will or may be the continuing impact resulting from such cause, if any, to the extent material. For example, you disclose the improvement for liner services was a result of higher cargo volumes without explaining why. Additionally, you disclose the decrease in time charter contracts was attributable primarily to your PCTC`s carrying less supplemental cargoes without explaining why. Your disclosure should describe any known trends or uncertainties that have had or that you reasonably expect will continue to have an impact.

25. We note that you intend to use a portion of the proceeds from this offering to purchase two used ships to maintain two of your MSC contracts. Please discuss the need to purchase these ships in order to maintain these contracts, and the impacts on the contracts and to you if you are not able to obtain the ships.

26. Specify the "operating costs" to which you refer with respect to "Liner Service," "Contracts of Affreightment" and "Rail-Ferry Service" and clarify what caused such changes in operating costs. Refer to Instruction 4 to Paragraph 303(a) of Regulation S-K.


Time Charter Contracts, page 33

27. Please quantify the impact of each of the reasons cited for the variance to give readers a context for the magnitude of such items. Refer to Section 501.04 of the Financial Reporting Codification.

Income Taxes, page 34

28. Please include a discussion about the impact of the Job Creation Act that, based on disclosure elsewhere in the filing, becomes effective for you on January 1, 2005.

Liquidity and Capital Resources, page 38

29. Please discuss how your dividend policy for the preferred securities is expected to impact liquidity.

Mexican Rail-Ferry Service Results, page 39

30. Please clarify your basis for expecting the results of the Mexican Rail-Ferry Service to improve and contribute to cash flows. Is it current market conditions, preliminary negotiations with potential customers or some other reason?

Business, page 43

Business Strategy, page 44

31. Please describe the extent to which your business tends to be cyclical. Refer to Item 101(c)(1)(v) of Regulation S-K.

Customers and Cargo, page 47

32. Your disclosure here of "EBITDA" appears to be a measure of liquidity, which is not consistent with your earlier disclosure of the purpose for this measure. Please ensure that the disclosure is consistent with the disclosures elsewhere in your filing.

33. Revise your disclosure to indicate whether any of your customers account for 10% or more of your revenues. Please refer to Item
101(c)(10(vii) of Regulation S-K.

34. Specify and describe the portion, if material, of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government.

Employees, page 54

35. Revise your disclosure to clarify which of your collective bargaining agreements expire within two years.
Compensation Committee and Board of Directors Interlocks, page 59
36. Disclose who participated in discussions concerning executive officer compensation for Erik F. Johnsen. Please refer to Item 402(j) of Regulation S-K.

Conversion Price Adjustment-General, page 66

37. Refer to the sixth paragraph on page 67. Wouldn`t an increase in the conversion price disadvantage investors by giving them fewer shares of common stock for their investment? If so, please add an appropriate risk factor and revise to disclose this everywhere in the prospectus where you discuss the conversion rate. If we misunderstand, please explain supplementally how an increase in the conversion rate is an advantage to investors.

Optional Redemption, page 68

38. Please indicate the method by which the optional redemptions of less than all of the preferred stock would be determined.

Certain U.S. Federal Income Tax Considerations, page 89

39. Please revise this caption to indicate that the discussion includes the "material" U.S. federal income tax considerations.

Interim Unaudited Financial Statements

40. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Audited Financial Statements

Notes to Consolidated Financial Statements

Note H - Commitments and Contingencies
Contingencies, page F-36

41. At the end of the first paragraph, you disclose your belief that it is not reasonably possible that your exposure from claims will be material. Please disclose the basis for your belief.

Exhibit 5.1

42. We remind you that we do not accept "forms" of opinions.

Exhibit 12.1

43. Please revise to include the calculation for the pro forma ratio.

Exhibit 23.1

44. Include a currently dated consent from the independent registered public accounting firm in any further amended filing.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on the financial statements and related disclosure to Doug Jones at (202) 824-5368, or Michael Fay at (202) 942-1907. Direct any other questions to Hanna Teshome at (202) 942-2975, or in her absence to me at (202) 942-1850.

								Sincerely,



								Max A. Webb
								Assistant Director



cc: via facsimile
L. Richards McMillian, II
Jones, Walker, Waechter, Poitevent,
Carrere & Denegre LLP
(504) 582-8012




International Shipholding Corporation
November 26, 2004
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